Exhibit 99.2

Report of Voting Results for 2014 Annual Meeting of Shareholders

NEW YORK, NY – May 23, 2014 - Thomson Reuters Corporation (“Thomson Reuters”) today announced voting results for its annual meeting of shareholders held on May 22, 2014 in Toronto. Shareholders voted in favor of all items of business.

The matters set out below are described in greater detail in the management proxy circular dated March 31, 2014. The votes were conducted by ballot.

1.	Election of Directors

13 nominees were elected to the Thomson Reuters board. Each director elected will continue to hold office until the next annual meeting of shareholders of Thomson Reuters or until the director resigns or a successor is elected or appointed.

Nominee	Votes For	% Votes For	Votes Withheld	% Votes Withheld	Total Votes
David Thomson	671,441,959	97.62	16,391,613	2.38	687,833,572
James C. Smith	686,213,811	99.77	1,615,340	0.23	687,829,151
Sheila C. Bair	684,287,439	99.48	3,542,696	0.52	687,830,135
Manvinder S. Banga	685,795,620	99.70	2,033,293	0.30	687,828,913
David W. Binet	655,614,150	95.32	32,213,920	4.68	687,828,070
Mary Cirillo	685,816,875	99.71	2,008,931	0.29	687,825,806
Michael E. Daniels	684,287,416	99.49	3,535,607	0.51	687,823,023
Steven A. Denning	684,208,612	99.47	3,615,200	0.53	687,823,812
P. Thomas Jenkins	684,174,195	99.47	3,646,668	0.53	687,820,863
Ken Olisa, OBE	685,758,901	99.70	2,064,381	0.30	687,823,282
Vance K. Opperman	680,569,562	98.95	7,238,232	1.05	687,807,794
Peter J. Thomson	681,861,807	99.14	5,945,857	0.86	687,807,664
Wulf von Schimmelmann	682,592,772	99.24	5,215,638	0.76	687,808,410

2.            Appointment of Auditor

PricewaterhouseCoopers LLP was appointed as auditor of Thomson Reuters to hold office until the next annual meeting of shareholders and the directors were authorized to fix their remuneration.

Votes For	% Votes For	Votes Withheld	% Votes Withheld	Total Votes
704,728,615	99.82	1,244,552	0.18	705,973,167

3.	Advisory Resolution on Executive Compensation

The advisory resolution accepting Thomson Reuters approach to executive compensation described in the management proxy circular was approved.

Votes For	% Votes For	Votes Against	% Votes Against	Total Votes
674,131,917	98.01	13,690,187	1.99	687,822,104